SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Third Quarter 2018 Results October 25, 2018 Page | 1

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, October 25, 2018 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces its results for the third quarter of 2018. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the nine-month period ended September 30, 2018 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Top line was up 5.8% in 3Q18, as the volume drop of 2.4% was more than offset by the growth in net revenue per hectoliter (NR/hl) of 8.3%. Net revenue was up across all of our operations - Brazil (+2.1%), Central America and the Caribbean (CAC) (+16.5%), Latin America South (LAS)1 (+13.9%) and Canada (+0.4%). In Brazil, volume was down 3.3% and NR/hl rose 5.6%. In CAC, volume and NR/hl grew by 10.3% and 5.7%, respectively. In LAS, volume was down 5.0% and NR/hl rose 19.4%. In Canada, while volume was slightly negative (-0.6%), NR/hl increased by 1.0%. Year to date, on a consolidated basis, net revenue was up 7.6%, with volume declining by 2.1% and NR/hl growing by 9.8%.

Cost of goods sold (COGS): In 3Q18, COGS and cash COGS (excluding depreciation and amortization) were up 2.2% and 2.1%, respectively. On a per hectoliter basis, COGS (COGS/hl) grew by 4.7% while cash COGS was up 4.6%, mainly due to inflationary pressures in Argentina and higher commodities prices, partially offset by favorable FX in LAS and Brazil. In 9M18, COGS and cash COGS rose 2.9% and 2.6%, respectively and, on a per hectoliter basis, COGS grew by 5.1% while cash COGS was up 4.7%.

Selling, general & administrative (SG&A) expenses: In 3Q18, SG&A and cash SG&A (excluding depreciation and amortization) rose 4.5% and 4.1%, respectively, below our weighted average inflation (approximately 7.6%). This is mostly due to the phasing of marketing expenses, which showed a higher concentration in 2Q18 due to the 2018 FIFA World Cup RussiaTM. Year to date, SG&A and cash SG&A grew by 7.0% and 6.9%, respectively.

EBITDA, gross margin and EBITDA margin: In 3Q18, EBITDA reached R$ 4,450.8 million, with an organic growth of 9.0%, gross margin of 60.5% (+130bps) and EBITDA margin of 40.2% (+120bps). In 9M18, EBITDA was R$ 13,623.5 million (+11.7%, organically), with gross margin and EBITDA margin amounting 61.4% (+180bps) and 39.8% (+150bps), respectively. Both in 3Q18 and 9M18 reported EBITDA includes the negative impact of R$ 573.8 million resulting from Hyperinflation Accounting in Argentina, as detailed on page 21.

Normalized profit and EPS: Normalized profit was R$ 2,907.4 million in 3Q18, 10.2% lower than in 3Q17, as EBITDA organic growth was impacted by the adverse effects of Hyperinflation Accounting in Argentina, as detailed on page 21. Normalized EPS in the quarter was R$ 0.18 (-8.2%). In 9M18, normalized profit increased by 2.2%, reaching R$ 7,866.8 million, with normalized EPS of R$ 0.49 (+3.7%). Without Hyperinflation Accounting impacts, 3Q18 and 9M18 EPS would correspond to R$ 0.20 (+0.6%) and R$ 0.50 (+7.4%), respectively.

1 Starting in 3Q18, reported numbers are presented applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance to IAS 29, as detailed on Section “Financial Reporting in Hyperinflationary Economies - Argentina” (page 21). Organic growth continues to be presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates, without any impact resulting from Hyperinflation Accounting.

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 2

Cash generation and CAPEX: Cash flow from operating activities in 3Q18 was R$ 5,257.3 million (+15.2%) and CAPEX reached R$ 940.4 million (+29.2%). In 9M18, cash flow from operating activities totaled R$ 9,125.0 million (+1.7%) and CAPEX rose 8.8% to R$ 2,218.2 million.

Payout and financial discipline: Year to date, we have paid/announced R$ 3.6 billion in dividends. As of September 30, 2018, our net cash position was R$ 7,234.3 million.

Financial highlights - Ambev consolidated			% As	%			% As	%
R$ million	3Q17	3Q18	Reported	Organic	YTD17	YTD18	Reported	Organic
Volume ('000 hl)	38,433.5	37,494.5	-2.4%	-2.4%	115,398.9	112,961.1	-2.1%	-2.1%
Net revenue	11,362.3	11,063.7	-2.6%	5.8%	32,872.1	34,213.5	4.1%	7.6%
Gross profit	6,880.2	6,693.0	-2.7%	8.1%	19,818.6	20,994.8	5.9%	10.7%
% Gross margin	60.6%	60.5%	-10 bps	130 bps	60.3%	61.4%	110 bps	180 bps
Normalized EBITDA	4,552.0	4,450.8	-2.2%	9.0%	12,851.5	13,623.5	6.0%	11.7%
% Normalized EBITDA margin	40.1%	40.2%	10 bps	120 bps	39.1%	39.8%	70 bps	150 bps

Profit	136.5	2,892.1	nm		4,551.2	7,913.9	73.9%
Normalized profit	3,236.6	2,907.4	-10.2%		7,694.1	7,866.8	2.2%
EPS (R$/shares)	0.00	0.18	nm		0.27	0.49	81.8%
Normalized EPS (R$/shares)	0.20	0.18	-8.2%		0.47	0.49	3.7%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

MANAGEMENT COMMENTS

After a solid performance in the first half of the year, in 3Q18 we delivered consolidated top line and EBITDA growth of 5.8% and 9.0%, respectively, with EBITDA margin of 40.2% (+120bps). Year to date, consolidated top line rose 7.6% and EBITDA totaled R$ 13,623.5 million (+11.7%), with EBITDA margin reaching 39.8% (+150bps).

The quarter was also marked by an important accomplishment: Cervejaria Ambev received more medals than any other brewery for the second consecutive year at the World Beer Awards, a competition featuring the best breweries in the world. We received a total of 63 medals and our most awarded brands were Colorado, Bohemia and Wäls. This further consolidates our portfolio of quality beers and supports our drive towards sustainable long-term growth.

       Brazil

Beer Brazil net revenue was up 1.3% in 3Q18, supported by NR/hl growth of 4.6%. Volume came under pressure after the regularly scheduled price increase, declining by 3.1% and slightly underperforming the beer industry, which fell by approximately 2.5%, according to our estimates, as the country’s consumer environment remained volatile, with low disposable income growth and consumer confidence in the negative territory. EBITDA was slightly positive (+0.3%), with margin contraction of 50bps to 41.7%.

In our Non Alcoholic Beverages business in Brazil (NAB Brazil), top line was up 7.0% in 3Q18, as an increase of 11.3% in NR/hl more than offset volume shortfall (-3.9%). The soft drink industry was down approximately 6.0%, according to our estimates. In addition, a strong cost performance, which benefited from favorable FX and lower sugar prices, among other drivers, translated into EBITDA growth of 136.0%, along with margin expansion of 2,710bps to 49.6%.

Despite the short term volume volatility, we continued to invest in our growth platforms, further enhancing our portfolio:

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 3

Elevate the Core

•         After launching Skol Hops in Northeastern Brazil in 2Q18, we rolled out the brand across the country, further enhancing our core plus portfolio. Elected the best Brazilian Hoppy Pilsner at the World Beer Awards, the brand has been showing promising preliminary results, making us confident that this line extension of Skol has a meaningful role to play in our portfolio.

•         Also regarding the core plus segment, Bohemia and Brahma Extra had another solid quarter, with volume rising by more than 40%.

Accelerate Premium

•         Our Premium brand portfolio continued to accelerate, with global brands Budweiser, Stella Artois and Corona delivering a combined growth of over 40% in 3Q18. Corona in particular led the way as one of the fastest growing brands in the country, with a volume upsurge of more than 75%.

•         Stella Artois also had a notable performance in 3Q18, with volume increasing over 55% year over year, including a strong expansion in the on-trade channel with its sharing size bottle. The brand also boosted visibility with the sponsorship of Rio Gastronomia - the largest food event in the country - taking this opportunity to embrace gastronomy as its proprietary platform.

•         The domestic premium portfolio also showed healthy performance, with the combined volumes of Original and Serramalte rising by more than 10%, driven by the launching of Serramalte cans in the off-trade channel, among other initiatives.

Drive Smart Affordability

•         We are proud that we launched Nossa during the quarter, a beer brewed in the state of Pernambuco with cassava from local farmers, an ingredient that provides a unique lightness to the beer. While driving affordability to consumers with healthy margins, the brand fosters social engagement, promotes the local economy development, and enhances the culture of the state of Pernambuco.

In Home & Out of Home

•         The premium segment’s remarkable performance is being supported by a steady improvement in our distribution. Year to date, the number of points of sales that buy our premium portfolio in the on-premise channel has increased by double digits. Customized on-premise distribution coupled with a strong performance in off-premise will continue to drive our premium brands up.

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 4

       Central America and the Caribbean (CAC)

In CAC, we delivered a solid top line performance (+16.5%) during 3Q18, driven by an increase in volume and NR/hl of 10.3% and 5.7%, respectively.

EBITDA grew by 5.8%, with margin compression of 380bps to 37.2%, adversely impacted by higher costs, especially in Panama, where the strong volume growth since 2017 has driven additional temporary costs in order to supply the market with no disruption.

Our commercial strategy in the region remained on track, supporting a healthy volume performance in virtually all countries in which we operate.

In the core segment, we continued to invest in the introduction of new coolers in the market, to further enhance Presidente brand in the Dominican Republic. In Panama, we launched a new visual brand identity for Balboa, our classic lager, highlighting its attributes of quality and heritage.

We also continued to roll out our premiumization strategy in the region, developing our brands Corona, Stella Artois and Budweiser through a customized execution both for the on-premise and off-premise channels. Premium accounts for less than 5% of the beer industry volume in CAC, which represents a great opportunity for the future.

       Latin America South (LAS)

In LAS, organic net revenue was up 13.9% in the quarter, with NR/hl rising by 19.4%. Volume was down 5.0%, mostly driven by Argentina, where beer volume declined by high single digits. The macro context in the country changed significantly in the last few months, with strong currency devaluation and even higher inflation adversely impacting consumers’ confidence and leading to consumption contraction.

The weaker volume was offset by our continued revenue management initiatives to keep up with inflation, coupled with a solid cost performance, which benefited from a favorable FX, contributing to EBITDA organic growth of 14.5% in 3Q18, with margin expansion of 20bps to 44.4%.

Despite the macroeconomic volatility throughout the region, we remained focused on what we can control in our business and had positive developments.

In Argentina, we kept elevating our core brands through the differentiation of Quilmes, our classic lager, and Brahma, our easy drinking lager, in addition to continuing investing in single-serve packaging.

Regarding the core plus segment, we continued to promote Budweiser in Argentina and launched BUDx, a proprietary platform that celebrates the electronic music culture, reinforcing the brand’s attributes of energy and internationality. We also launched Andes Origen in the country, a beer brewed in the province of Mendoza that further enhances our core plus portfolio.

Our premiumization strategy has also shown promising results in LAS, with our premium portfolio – including (i) Stella Artois and Corona in Chile, Argentina, Paraguay and Uruguay; (ii) Budweiser in Paraguay, Uruguay and Chile; (iii) Patagonia in Argentina and Paraguay; and (iv) Huari in Bolivia, among other brands – outpacing the industry across all countries in which we operate.

       Canada

In Canada, top line was up 0.4% in the quarter, as NR/hl growth of 1.0% was partially impacted by volume decline of 0.6%, mostly driven by a slowdown of the beer industry.

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 5

EBITDA declined by 7.0%, with margin contraction of 250bps to 32.0%, due to (i) a higher cash COGS/hl (+5.0%), which is mainly associated to the increase of aluminum price, and (ii) the growth of cash SG&A by 4.9%, which was negatively affected by the phasing of sales & marketing expenditures, as well as higher distribution costs related to inventory rebalancing activities across the country.

Despite industry challenges, we had good achievements with our portfolio during the quarter. In the core segment, Bud Light and Michelob Ultra maintained their momentum, ranking among the fastest growing brands in Canada.

In the premium segment, Stella Artois and Corona volume ramped up, enabling us to sustain our leadership position in the country. Moreover, the craft portfolio continued to perform well, growing by double digits, already accounting for approximately 5% of our beer volume in the country.

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 6

OUTLOOK

Despite the different challenges faced across all of our regions in the third quarter, many of our initiatives were successful, including innovation and continued premiumization.

As we approach the end of the year, we will continue to put great efforts into our strategy in Brazil and remain committed to closing out the year accelerating full year EBITDA growth versus 2017. We also remain positive about longer term perspectives in the country, as we see plenty of opportunities ahead of us and we are well positioned with a strong portfolio to capitalize on such opportunities.

In addition, our NAB Brazil business delivered strong results this quarter, supported by an improved cost performance. Nonetheless, based on our cost projection for 4Q18, we reiterate our guidance that we expect cash COGS/hl for NAB Brazil to grow by mid-single digits in the full year of 2018.

We are very excited about our business development and strong volume performance in CAC, reinforcing our positive outlook for the region moving forward.

In LAS, while cautious with Argentina in the short term, we have positive mid-and long-term perspectives in the country and we remain confident in our ability to deliver solid top line and EBITDA in the whole region, supported by strong brands.

Finally, we remain committed to leveraging our performance in Canada, building upon the strength of our portfolio and our leading position in the market.

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 7

AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement			Currency	Organic	Hyperinflation		% As	%
R$ million	3Q17	Scope	Translation	Growth	Argentina	3Q18	Reported	Organic
Net revenue	11,362.3	12.6	277.1	654.3	(1,242.5)	11,063.7	-2.6%	5.8%
Cost of goods sold (COGS)	(4,482.1)	2.3	(128.6)	(98.9)	336.7	(4,370.7)	-2.5%	2.2%
Gross profit	6,880.2	14.9	148.5	555.3	(905.8)	6,693.0	-2.7%	8.1%
Selling, general and administrative (SG&A)	(3,499.5)	(5.8)	(94.8)	(158.1)	248.5	(3,509.7)	0.3%	4.5%
Other operating income/(expenses)	253.6	7.8	3.9	(36.6)	(30.5)	198.3	-21.8%	-14.4%
Normalized operating income (normalized EBIT)	3,634.3	16.9	57.6	360.6	(687.8)	3,381.6	-7.0%	10.0%
Exceptional items above EBIT	(20.5)		9.4	(14.7)	13.1	(12.8)	-37.4%	72.0%
Net finance results	(674.9)					(611.1)	-9.5%
Share of results of joint ventures	(4.5)					(3.3)	-27.9%
Income tax expense	(2,797.8)					137.7	-104.9%

Profit	136.5					2,892.1	nm
Attributable to Ambev holders	0.2					2,831.2	nm
Attributable to non-controlling interests	136.3					60.9	-55.3%

Normalized profit	3,236.6					2,907.4	-10.2%
Attributable to Ambev holders	3,099.6					2,846.8	-8.2%

Normalized EBITDA	4,552.0	16.9	51.7	404.0	(573.8)	4,450.8	-2.2%	9.0%

Consolidated income statement			Currency	Organic	Hyperinflation		% As	%
R$ million	YTD17	Scope	Translation	Growth	Argentina	YTD18	Reported	Organic
Net revenue	32,872.1	7.0	89.1	2,487.8	(1,242.5)	34,213.5	4.1%	7.6%
Cost of goods sold (COGS)	(13,053.5)	(8.7)	(113.9)	(379.4)	336.7	(13,218.7)	1.3%	2.9%
Gross profit	19,818.6	(1.7)	(24.8)	2,108.5	(905.8)	20,994.8	5.9%	10.7%
Selling, general and administrative (SG&A)	(10,351.8)	(28.0)	(77.6)	(720.0)	248.5	(10,928.9)	5.6%	7.0%
Other operating income/(expenses)	767.0	-	7.9	(47.0)	(30.5)	697.4	-9.1%	-6.1%
Normalized operating income (normalized EBIT)	10,233.8	(29.7)	(94.5)	1,341.5	(687.8)	10,763.3	5.2%	13.2%
Exceptional items above EBIT	(81.3)	-	16.9	68.2	13.1	16.9	-120.8%	-83.9%
Net finance results	(2,246.3)					(2,204.4)	-1.9%
Share of results of joint ventures	1.8					(0.1)	-105.7%
Income tax expense	(3,356.8)					(661.7)	-80.3%

Profit	4,551.2					7,913.9	73.9%
Attributable to Ambev holders	4,212.5					7,664.3	81.9%
Attributable to non-controlling interests	338.6					249.6	-26.3%

Normalized profit	7,694.1					7,866.8	2.2%
Attributable to Ambev holders	7,353.3					7,628.9	3.7%

Normalized EBITDA	12,851.5	(29.7)	(120.4)	1,495.9	(573.8)	13,623.5	6.0%	11.7%

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 8

AMBEV CONSOLIDATED RESULTS

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenue per hectoliter (R$)	COGS per hectoliter (R$)

Normalized EBITDA (R$ million)	Normalized EBITDA Margin (%)

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 9

AMBEV CONSOLIDATED

We delivered during the quarter R$ 11,063.7 million of net revenue (+5.8%) and R$ 4,450.8 million of EBITDA (+9.0%). Excluding Hyperinflation Accounting impacts in Argentina, EBITDA would correspond to R$ 5.024.6 million.

In 9M18, net revenue totaled R$ 34,213.5 (+7.6%) and EBITDA R$ 13,623.5 million (+11.7%).

Ambev			Currency	Organic	Hyperinflation		% As	%
R$ million	3Q17	Scope	Translation	Growth	Argentina	3Q18	Reported	Organic
Volume ('000 hl)	38,433.5	(37.3)		(901.8)		37,494.5	-2.4%	-2.4%

Net revenue	11,362.3	12.6	277.1	654.3	(1,242.5)	11,063.7	-2.6%	5.8%
Net revenue/hl (R$)	295.6	0.6	7.4	24.6	(33.1)	295.1	-0.2%	8.3%
COGS	(4,482.1)	2.3	(128.6)	(98.9)	336.7	(4,370.7)	-2.5%	2.2%
COGS/hl (R$)	(116.6)	(0.1)	(3.4)	(5.4)	9.0	(116.6)	0.0%	4.7%
COGS excl. deprec. & amort.	(3,864.5)	2.3	(137.1)	(82.4)	396.4	(3,685.4)	-4.6%	2.1%
COGS/hl excl. deprec. & amort. (R$)	(100.6)	(0.0)	(3.7)	(4.6)	10.6	(98.3)	-2.2%	4.6%
Gross profit	6,880.2	14.9	148.5	555.3	(905.8)	6,693.0	-2.7%	8.1%
% Gross margin	60.6%					60.5%	-10 bps	130 bps
SG&A excl. deprec. & amort.	(3,199.9)	(5.8)	(92.1)	(130.8)	302.8	(3,125.9)	-2.3%	4.1%
SG&A deprec. & amort.	(299.6)	-	(2.7)	(27.3)	(54.2)	(383.8)	28.1%	9.1%
SG&A total	(3,499.5)	(5.8)	(94.8)	(158.1)	248.5	(3,509.7)	0.3%	4.5%
Other operating income/(expenses)	253.6	7.8	3.9	(36.6)	(30.5)	198.3	-21.8%	-14.4%
Normalized EBIT	3,634.3	16.9	57.6	360.6	(687.8)	3,381.6	-7.0%	10.0%
% Normalized EBIT margin	32.0%					30.6%	-140 bps	130 bps
Normalized EBITDA	4,552.0	16.9	51.7	404.0	(573.8)	4,450.8	-2.2%	9.0%
% Normalized EBITDA margin	40.1%					40.2%	10 bps	120 bps

Ambev			Currency	Organic	Hyperinflation		% As	%
R$ million	YTD17	Scope	Translation	Growth	Argentina	YTD18	Reported	Organic
Volume ('000 hl)	115,398.9	(57.5)		(2,380.3)		112,961.1	-2.1%	-2.1%

Net revenue	32,872.1	7.0	89.1	2,487.8	(1,242.5)	34,213.5	4.1%	7.6%
Net revenue/hl (R$)	284.9	0.2	0.8	28.0	(11.0)	302.9	6.3%	9.8%
COGS	(13,053.5)	(8.7)	(113.9)	(379.4)	336.7	(13,218.7)	1.3%	2.9%
COGS/hl (R$)	(113.1)	(0.1)	(1.0)	(5.7)	3.0	(117.0)	3.5%	5.1%
COGS excl. deprec. & amort.	(11,322.8)	(8.7)	(130.7)	(292.8)	396.4	(11,358.6)	0.3%	2.6%
COGS/hl excl. deprec. & amort. (R$)	(98.1)	(0.1)	(1.2)	(4.7)	3.5	(100.6)	2.5%	4.7%
Gross profit	19,818.6	(1.7)	(24.8)	2,108.5	(905.8)	20,994.8	5.9%	10.7%
% Gross margin	60.3%					61.4%	110 bps	180 bps
SG&A excl. deprec. & amort.	(9,465.7)	(28.0)	(86.7)	(651.2)	302.8	(9,928.8)	4.9%	6.9%
SG&A deprec. & amort.	(886.1)	-	9.0	(68.8)	(54.2)	(1,000.1)	12.9%	7.8%
SG&A total	(10,351.8)	(28.0)	(77.6)	(720.0)	248.5	(10,928.9)	5.6%	7.0%
Other operating income/(expenses)	767.0	-	7.9	(47.0)	(30.5)	697.4	-9.1%	-6.1%
Normalized EBIT	10,233.8	(29.7)	(94.5)	1,341.5	(687.8)	10,763.3	5.2%	13.2%
% Normalized EBIT margin	31.1%					31.5%	40 bps	170 bps
Normalized EBITDA	12,851.5	(29.7)	(120.4)	1,495.9	(573.8)	13,623.5	6.0%	11.7%
% Normalized EBITDA margin	39.1%					39.8%	70 bps	150 bps

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Third Quarter 2018 Results October 25, 2018 Page | 10

LATIN AMERICA NORTH (LAN)

Our LAN region includes Beer Brazil, Non-Alcoholic Beverages Brazil (NAB Brazil) and Central America and the Caribbean (CAC) operations. In 3Q18 LAN net revenue was of 7,732.8 (+4.4%) and EBITDA of R$ 3,225.9 million (+10.2%). In 9M18, LAN top line totaled 22.263,2 (+4.6%) and EBITDA R$ 9,200.1 million (+10.9%).

LAN			Currency	Organic		% As	%
R$ million	3Q17	Scope	Translation	Growth	3Q18	Reported	Organic
Volume ('000 hl)	27,758.7	(51.7)		(503.3)	27,203.6	-2.0%	-1.8%

Net revenue	7,196.3	(21.4)	241.4	316.5	7,732.8	7.5%	4.4%
Net revenue/hl (R$)	259.2	(0.3)	8.9	16.4	284.3	9.6%	6.3%
COGS	(2,911.9)	10.1	(105.7)	26.3	(2,981.3)	2.4%	-0.9%
COGS/hl (R$)	(104.9)	0.2	(3.9)	(1.0)	(109.6)	4.5%	0.9%
COGS excl. deprec. & amort.	(2,459.4)	10.1	(93.3)	4.8	(2,537.8)	3.2%	-0.2%
COGS/hl excl. deprec. & amort. (R$)	(88.6)	0.2	(3.4)	(1.5)	(93.3)	5.3%	1.6%
Gross profit	4,284.4	(11.3)	135.7	342.8	4,751.5	10.9%	8.0%
% Gross margin	59.5%				61.4%	190 bps	200 bps
SG&A excl. deprec. & amort.	(2,131.5)	4.1	(58.2)	11.5	(2,174.0)	2.0%	-0.5%
SG&A deprec. & amort.	(212.9)		(6.8)	(2.4)	(222.2)	4.3%	1.2%
SG&A total	(2,344.4)	4.1	(65.0)	9.1	(2,396.1)	2.2%	-0.4%
Other operating income/(expenses)	245.4		0.6	(41.2)	204.9	-16.5%	-16.8%
Normalized EBIT	2,185.5	(7.2)	71.4	310.6	2,560.3	17.1%	14.3%
% Normalized EBIT margin	30.4%				33.1%	270 bps	280 bps
Normalized EBITDA	2,851.4	(7.2)	90.6	291.1	3,225.9	13.1%	10.2%
% Normalized EBITDA margin	39.6%				41.7%	210 bps	230 bps

LAN			Currency	Organic		% As	%
R$ million	YTD17	Scope	Translation	Growth	YTD18	Reported	Organic
Volume ('000 hl)	83,989.0	(70.0)		(2,735.5)	81,183.5	-3.3%	-3.3%

Net revenue	21,001.7	(28.9)	316.9	973.5	22,263.2	6.0%	4.6%
Net revenue/hl (R$)	250.1	(0.1)	3.9	20.4	274.2	9.7%	8.2%
COGS	(8,671.6)	14.2	(139.3)	210.1	(8,586.6)	-1.0%	-2.4%
COGS/hl (R$)	(103.2)	0.1	(1.7)	(0.9)	(105.8)	2.4%	0.9%
COGS excl. deprec. & amort.	(7,371.8)	14.2	(123.7)	206.6	(7,274.8)	-1.3%	-2.8%
COGS/hl excl. deprec. & amort. (R$)	(87.8)	0.1	(1.5)	(0.4)	(89.6)	2.1%	0.5%
Gross profit	12,330.1	(14.7)	177.6	1,183.6	13,676.6	10.9%	9.6%
% Gross margin	58.7%				61.4%	270 bps	280 bps
SG&A excl. deprec. & amort.	(6,176.3)	5.1	(78.3)	(291.2)	(6,540.7)	5.9%	4.7%
SG&A deprec. & amort.	(660.1)		(8.8)	(2.9)	(671.8)	1.8%	0.4%
SG&A total	(6,836.4)	5.1	(87.1)	(294.1)	(7,212.5)	5.5%	4.3%
Other operating income/(expenses)	748.1		0.9	3.4	752.4	0.6%	0.4%
Normalized EBIT	6,241.8	(9.6)	91.5	892.8	7,216.5	15.6%	14.3%
% Normalized EBIT margin	29.7%				32.4%	270 bps	280 bps
Normalized EBITDA	8,202.5	(9.6)	115.8	891.4	9,200.1	12.2%	10.9%
% Normalized EBITDA margin	39.1%				41.3%	220 bps	230 bps

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 11

BRAZIL

In 3Q18, we delivered R$ 2,641.2 million of EBITDA in Brazil (+11.1%), with EBITDA margin of 42.9% (+350bps). Net revenue was up 2.1%, as volume decline of 3.3% was offset by NR/hl growth of 5.6%. Net revenue also benefited from the exclusion of the State VAT (ICMS) from the Excise Taxes (PIS/COFINS) basis, which was almost fully offset by the Excise Taxes (PIS/COFINS) increase implemented in January, 2018. Cash COGS and cash COGS/hl were down 6.0% and 2.7%, respectively, while cash SG&A declined by 1.5%.

In 9M18, net revenue in Brazil was up 2.9%, with volume declining by 4.6%. EBITDA grew by 10.2%, with EBITDA margin expansion of 280bps to 42.0%.

Brazil			Currency	Organic		% As	%
R$ million	3Q17	Scope	Translation	Growth	3Q18	Reported	Organic
Volume ('000 hl)	24,667.6			(815.0)	23,852.7	-3.3%	-3.3%

Net revenue	6,033.1			127.6	6,160.8	2.1%	2.1%
Net revenue/hl (R$)	244.6			13.7	258.3	5.6%	5.6%
COGS	(2,396.7)			134.1	(2,262.6)	-5.6%	-5.6%
COGS/hl (R$)	(97.2)			2.3	(94.9)	-2.4%	-2.4%
COGS excl. deprec. & amort.	(2,018.3)			120.2	(1,898.0)	-6.0%	-6.0%
COGS/hl excl. deprec. & amort. (R$)	(81.8)			2.2	(79.6)	-2.7%	-2.7%
Gross profit	3,636.4			261.7	3,898.1	7.2%	7.2%
% Gross margin	60.3%				63.3%	300 bps	300 bps
SG&A excl. deprec. & amort.	(1,851.2)			28.1	(1,823.1)	-1.5%	-1.5%
SG&A deprec. & amort.	(185.1)			4.5	(180.6)	-2.4%	-2.4%
SG&A total	(2,036.3)			32.6	(2,003.7)	-1.6%	-1.6%
Other operating income/(expenses)	213.6			(12.0)	201.6	-5.6%	-5.6%
Normalized EBIT	1,813.8			282.3	2,096.1	15.6%	15.6%
% Normalized EBIT margin	30.1%				34.0%	390 bps	390 bps
Normalized EBITDA	2,377.3			264.0	2,641.2	11.1%	11.1%
% Normalized EBITDA margin	39.4%				42.9%	350 bps	350 bps

Brazil			Currency	Organic		% As	%
R$ million	YTD17	Scope	Translation	Growth	YTD18	Reported	Organic
Volume ('000 hl)	75,141.1			(3,483.4)	71,657.7	-4.6%	-4.6%

Net revenue	17,652.3			511.6	18,163.9	2.9%	2.9%
Net revenue/hl (R$)	234.9			18.6	253.5	7.9%	7.9%
COGS	(7,203.1)			395.5	(6,807.6)	-5.5%	-5.5%
COGS/hl (R$)	(95.9)			0.9	(95.0)	-0.9%	-0.9%
COGS excl. deprec. & amort.	(6,097.7)			392.9	(5,704.7)	-6.4%	-6.4%
COGS/hl excl. deprec. & amort. (R$)	(81.1)			1.5	(79.6)	-1.9%	-1.9%
Gross profit	10,449.2			907.1	11,356.3	8.7%	8.7%
% Gross margin	59.2%				62.5%	330 bps	330 bps
SG&A excl. deprec. & amort.	(5,350.0)			(220.5)	(5,570.5)	4.1%	4.1%
SG&A deprec. & amort.	(562.2)			3.4	(558.9)	-0.6%	-0.6%
SG&A total	(5,912.3)			(217.1)	(6,129.4)	3.7%	3.7%
Other operating income/(expenses)	714.9			18.8	733.8	2.6%	2.6%
Normalized EBIT	5,251.9			708.8	5,960.7	13.5%	13.5%
% Normalized EBIT margin	29.8%				32.8%	300 bps	300 bps
Normalized EBITDA	6,919.5			702.9	7,622.4	10.2%	10.2%
% Normalized EBITDA margin	39.2%				42.0%	280 bps	280 bps

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 12

BEER BRAZIL

In 3Q18, EBITDA for Beer Brazil was R$ 2,193.0 million (+0.3%), with EBITDA margin contraction of 50bps to 41.7%.

Net revenue was up 1.3%. Volume declined by 3.1%, slightly underperforming the beer industry, which was down approximately 2.5%. NR/hl grew by 4.6%, favorably impacted by the price adjustment implemented during the quarter. Cash COGS and cash COGS/hl were up 1.8% and 5.0%, respectively, as favorable FX was impacted by inflation and higher commodity prices, especially aluminum. Cash SG&A was down 1.0%, as above inflation administrative expenses due to higher variable compensation accruals were more than offset by lower sales & marketing expenditures.

In 9M18, Beer Brazil top line was up 2.9%, impacted by volume decline of 3.4%. EBITDA grew by 5.2%, with EBITDA margin expansion of 100bps to 42.4%.

Beer Brazil			Currency	Organic		% As	%
R$ million	3Q17	Scope	Translation	Growth	3Q18	Reported	Organic
Volume ('000 hl)	18,485.8			(573.9)	17,912.0	-3.1%	-3.1%

Net revenue	5,188.0			68.8	5,256.8	1.3%	1.3%
Net revenue/hl (R$)	280.6			12.8	293.5	4.6%	4.6%
COGS	(1,913.5)			(2.9)	(1,916.4)	0.2%	0.2%
COGS/hl (R$)	(103.5)			(3.5)	(107.0)	3.4%	3.4%
COGS excl. deprec. & amort.	(1,573.8)			(27.8)	(1,601.6)	1.8%	1.8%
COGS/hl excl. deprec. & amort. (R$)	(85.1)			(4.3)	(89.4)	5.0%	5.0%
Gross profit	3,274.5			65.8	3,340.4	2.0%	2.0%
% Gross margin	63.1%				63.5%	40 bps	40 bps
SG&A excl. deprec. & amort.	(1,589.5)			16.2	(1,573.2)	-1.0%	-1.0%
SG&A deprec. & amort.	(177.6)			13.0	(164.6)	-7.3%	-7.3%
SG&A total	(1,767.1)			29.2	(1,737.9)	-1.7%	-1.7%
Other operating income/(expenses)	162.6			(51.6)	111.1	-31.7%	-31.7%
Normalized EBIT	1,670.1			43.5	1,713.6	2.6%	2.6%
% Normalized EBIT margin	32.2%				32.6%	40 bps	40 bps
Normalized EBITDA	2,187.4			5.6	2,193.0	0.3%	0.3%
% Normalized EBITDA margin	42.2%				41.7%	-50 bps	-50 bps

Beer Brazil			Currency	Organic		% As	%
R$ million	YTD17	Scope	Translation	Growth	YTD18	Reported	Organic
Volume ('000 hl)	56,465.2			(1,944.7)	54,520.5	-3.4%	-3.4%

Net revenue	15,104.8			432.1	15,537.0	2.9%	2.9%
Net revenue/hl (R$)	267.5			17.5	285.0	6.5%	6.5%
COGS	(5,748.7)			144.0	(5,604.7)	-2.5%	-2.5%
COGS/hl (R$)	(101.8)			(1.0)	(102.8)	1.0%	1.0%
COGS excl. deprec. & amort.	(4,787.3)			135.0	(4,652.2)	-2.8%	-2.8%
COGS/hl excl. deprec. & amort. (R$)	(84.8)			(0.5)	(85.3)	0.6%	0.6%
Gross profit	9,356.1			576.2	9,932.3	6.2%	6.2%
% Gross margin	61.9%				63.9%	200 bps	200 bps
SG&A excl. deprec. & amort.	(4,623.4)			(200.1)	(4,823.5)	4.3%	4.3%
SG&A deprec. & amort.	(515.6)			9.5	(506.1)	-1.8%	-1.8%
SG&A total	(5,139.0)			(190.6)	(5,329.6)	3.7%	3.7%
Other operating income/(expenses)	563.7			(39.5)	524.2	-7.0%	-7.0%
Normalized EBIT	4,780.8			346.1	5,126.9	7.2%	7.2%
% Normalized EBIT margin	31.7%				33.0%	130 bps	130 bps
Normalized EBITDA	6,257.9			327.5	6,585.4	5.2%	5.2%
% Normalized EBITDA margin	41.4%				42.4%	100 bps	100 bps

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 13

NAB BRAZIL

In 3Q18, EBITDA for NAB Brazil was R$ 448.2 million (+136.0.%), with EBITDA margin expansion of 2,710bps to 49.6%.

Net revenue was up 7.0%, as volume decline of 3.9% was more than offset by NR/hl increase of 11.3%, as a result of the carry-over of the price adjustment implemented at the end of 2017. Cash COGS and cash COGS/hl declined by 33.3% and by 30.6%, respectively, benefiting from favorable FX and lower sugar prices, among other drivers. Cash SG&A was down 4.5%, as above inflation administrative expenses due higher variable compensation accruals were more than compensated by lower sales & marketing expenditures.

In 9M18, NAB Brazil top line was up 3.1%, with volume declining by 8.2%. EBITDA grew by 56.7%, with EBITDA margin expansion of 1,350bps to 39.5%.

NAB Brazil			Currency	Organic		% As	%
R$ million	3Q17	Scope	Translation	Growth	3Q18	Reported	Organic
Volume ('000 hl)	6,181.8			(241.1)	5,940.7	-3.9%	-3.9%

Net revenue	845.1			58.9	904.0	7.0%	7.0%
Net revenue/hl (R$)	136.7			15.5	152.2	11.3%	11.3%
COGS	(483.2)			137.0	(346.2)	-28.4%	-28.4%
COGS/hl (R$)	(78.2)			19.9	(58.3)	-25.4%	-25.4%
COGS excl. deprec. & amort.	(444.5)			148.0	(296.4)	-33.3%	-33.3%
COGS/hl excl. deprec. & amort. (R$)	(71.9)			22.0	(49.9)	-30.6%	-30.6%
Gross profit	361.9			195.9	557.8	54.1%	54.1%
% Gross margin	42.8%				61.7%	1890 bps	1890 bps
SG&A excl. deprec. & amort.	(261.7)			11.8	(249.9)	-4.5%	-4.5%
SG&A deprec. & amort.	(7.4)			(8.5)	(15.9)	114.2%	114.2%
SG&A total	(269.2)			3.3	(265.8)	-1.2%	-1.2%
Other operating income/(expenses)	51.0			39.6	90.6	77.7%	77.7%
Normalized EBIT	143.7			238.8	382.5	166.2%	166.2%
% Normalized EBIT margin	17.0%				42.3%	2530 bps	2530 bps
Normalized EBITDA	189.9			258.3	448.2	136.0%	136.0%
% Normalized EBITDA margin	22.5%				49.6%	2710 bps	2710 bps

NAB Brazil			Currency	Organic		% As	%
R$ million	YTD17	Scope	Translation	Growth	YTD18	Reported	Organic
Volume ('000 hl)	18,675.9			(1,538.7)	17,137.3	-8.2%	-8.2%

Net revenue	2,547.5			79.5	2,626.9	3.1%	3.1%
Net revenue/hl (R$)	136.4			16.9	153.3	12.4%	12.4%
COGS	(1,454.4)			251.4	(1,202.9)	-17.3%	-17.3%
COGS/hl (R$)	(77.9)			7.7	(70.2)	-9.9%	-9.9%
COGS excl. deprec. & amort.	(1,310.4)			257.9	(1,052.5)	-19.7%	-19.7%
COGS/hl excl. deprec. & amort. (R$)	(70.2)			8.7	(61.4)	-12.5%	-12.5%
Gross profit	1,093.1			330.9	1,424.0	30.3%	30.3%
% Gross margin	42.9%				54.2%	1130 bps	1130 bps
SG&A excl. deprec. & amort.	(726.6)			(20.4)	(747.0)	2.8%	2.8%
SG&A deprec. & amort.	(46.6)			(6.2)	(52.8)	13.2%	13.2%
SG&A total	(773.3)			(26.6)	(799.8)	3.4%	3.4%
Other operating income/(expenses)	151.2			58.3	209.6	38.6%	38.6%
Normalized EBIT	471.1			362.7	833.8	77.0%	77.0%
% Normalized EBIT margin	18.5%				31.7%	1320 bps	1320 bps
Normalized EBITDA	661.7			375.3	1,037.0	56.7%	56.7%
% Normalized EBITDA margin	26.0%				39.5%	1350 bps	1350 bps

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 14

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

CAC delivered EBITDA of R$ 584.7 million (+5.8%) in 3Q18, with EBITDA margin of 37.2% (-380bps). Net revenue increased by 16.5%, led by volume growth of 10.3% coupled with NR/hl increase of 5.7%. Cash COGS and cash COGS/hl grew, respectively, by 26.8% and by 15.0%, negatively affected by Panama, as the strong volume growth in the country since 2017 has driven additional temporary costs in order to supply the market with no disruption. Cash SG&A increased by 6.0%, as above inflation administrative expenses due to higher variable compensation accruals were partially offset by lower sales & marketing expenditures.

In 9M18, top line in CAC was up 13.9%, with volume growth of 8.5%. EBITDA grew by 14.8%, with EBITDA margin expansion of 40bps to 38.5%.

The scope change in CAC refers to the disposal of Barbados Bottling Co. Limited, a company that produces and distributes carbonated soft drinks in Barbados, on June  2018.

CAC			Currency	Organic		% As	%
R$ million	3Q17	Scope	Translation	Growth	3Q18	Reported	Organic
Volume ('000 hl)	3,091.0	(51.7)		311.6	3,350.9	8.4%	10.3%

Net revenue	1,163.2	(21.4)	241.4	188.8	1,572.1	35.2%	16.5%
Net revenue/hl (R$)	376.3	(0.6)	72.0	21.4	469.2	24.7%	5.7%
COGS	(515.2)	10.1	(105.7)	(107.8)	(718.7)	39.5%	21.3%
COGS/hl (R$)	(166.7)	0.5	(31.6)	(16.7)	(214.5)	28.7%	10.1%
COGS excl. deprec. & amort.	(441.1)	10.1	(93.3)	(115.4)	(639.8)	45.0%	26.8%
COGS/hl excl. deprec. & amort. (R$)	(142.7)	0.9	(27.8)	(21.3)	(190.9)	33.8%	15.0%
Gross profit	648.0	(11.3)	135.7	81.0	853.4	31.7%	12.7%
% Gross margin	55.7%				54.3%	-140 bps	-190 bps
SG&A excl. deprec. & amort.	(280.3)	4.1	(58.2)	(16.5)	(350.9)	25.2%	6.0%
SG&A deprec. & amort.	(27.9)		(6.8)	(6.9)	(41.6)	49.3%	24.9%
SG&A total	(308.1)	4.1	(65.0)	(23.5)	(392.5)	27.4%	7.7%
Other operating income/(expenses)	31.8		0.6	(29.2)	3.3	-89.7%	-91.8%
Normalized EBIT	371.7	(7.2)	71.4	28.3	464.2	24.9%	7.8%
% Normalized EBIT margin	32.0%				29.5%	-250 bps	-240 bps
Normalized EBITDA	474.2	(7.2)	90.6	27.1	584.7	23.3%	5.8%
% Normalized EBITDA margin	40.8%				37.2%	-360 bps	-380 bps

CAC			Currency	Organic		% As	%
R$ million	YTD17	Scope	Translation	Growth	YTD18	Reported	Organic
Volume ('000 hl)	8,847.9	(70.0)		747.9	9,525.7	7.7%	8.5%

Net revenue	3,349.4	(28.9)	316.9	461.9	4,099.3	22.4%	13.9%
Net revenue/hl (R$)	378.6	(0.3)	33.3	18.8	430.3	13.7%	5.0%
COGS	(1,468.5)	14.2	(139.3)	(185.4)	(1,779.1)	21.1%	12.7%
COGS/hl (R$)	(166.0)	0.3	(14.6)	(6.5)	(186.8)	12.5%	3.9%
COGS excl. deprec. & amort.	(1,274.2)	14.2	(123.7)	(186.3)	(1,570.1)	23.2%	14.8%
COGS/hl excl. deprec. & amort. (R$)	(144.0)	0.5	(13.0)	(8.3)	(164.8)	14.5%	5.8%
Gross profit	1,880.8	(14.7)	177.6	276.5	2,320.3	23.4%	14.8%
% Gross margin	56.2%				56.6%	40 bps	40 bps
SG&A excl. deprec. & amort.	(826.3)	5.1	(78.3)	(70.7)	(970.1)	17.4%	8.6%
SG&A deprec. & amort.	(97.8)		(8.8)	(6.3)	(112.9)	15.4%	6.4%
SG&A total	(924.1)	5.1	(87.1)	(77.0)	(1,083.1)	17.2%	8.4%
Other operating income/(expenses)	33.2		0.9	(15.5)	18.6	-43.9%	-46.7%
Normalized EBIT	989.9	(9.6)	91.5	184.0	1,255.8	26.9%	18.8%
% Normalized EBIT margin	29.6%				30.6%	100 bps	130 bps
Normalized EBITDA	1,283.0	(9.6)	115.8	188.5	1,577.7	23.0%	14.8%
% Normalized EBITDA margin	38.3%				38.5%	20 bps	40 bps

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 15

LATIN AMERICA SOUTH (LAS)

In 3Q18, LAS delivered reported EBITDA of R$ 572.5 million, which represents a growth of 14.5% in local currency, with EBITDA margin of 44.4% (+20bps). Top line rose 13.9%, with volume declining by 5.0%, mainly explained by consumption contraction in Argentina. NR/hl was up 19.4%, driven by our continued revenue management initiatives to keep up with inflation in the region. Cash COGS and cash COGS/hl went up 7.6% and 12.8%, respectively, favorably affected by FX, while cash SG&A increased by 23.4%.

In 9M18, top line in LAS was up 21.3%, with volume growth of 2.0%. EBITDA increased by 24.6%, with EBITDA margin expansion of 110bps to 42.0%.

The scope in LAS refers to the transaction carried out on May 2, 2018, under which we received from Anheuser-Busch InBev SA/NV (AB InBev) the perpetual licensing of Budweiser brand, among other brands, in Argentina, upon the recovery of the distribution rights by AB InBev from Compañia Cervecerías Unidas S.A. (CCU). The transaction also included the transfer to CCU of some Argentinean brands (Norte, Iguana and Baltica)

Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 21. The related impacts are segregated in the column “Hyperinflation Argentina” below.

LAS			Currency	Organic	Hyperinflation		% As	%
R$ million	3Q17	Scope	Translation	Growth	Argentina	3Q18	Reported	Organic
Volume ('000 hl)	7,810.7	14.4		(381.2)	-	7,444.0	-4.7%	-5.0%

Net revenue	2,434.8	34.0	(266.9)	330.8	(1,242.5)	1,290.1	-47.0%	13.9%
Net revenue/hl (R$)	311.7	3.7	(35.9)	60.6	(166.9)	173.3	-44.4%	19.4%
COGS	(959.7)	(7.8)	82.1	(138.9)	336.7	(687.5)	-28.4%	14.6%
COGS/hl (R$)	(122.9)	(0.8)	11.0	(25.0)	45.2	(92.4)	-24.8%	20.1%
COGS excl. deprec. & amort.	(840.8)	(7.8)	58.4	(62.8)	396.4	(456.6)	-45.7%	7.6%
COGS/hl excl. deprec. & amort. (R$)	(107.6)	(0.8)	7.8	(14.0)	53.3	(61.3)	-43.0%	12.8%
Gross profit	1,475.1	26.2	(184.8)	191.9	(905.8)	602.6	-59.1%	13.4%
% Gross margin	60.6%					46.7%	-1390 bps	-20 bps
SG&A excl. deprec. & amort.	(498.6)	(10.0)	71.7	(114.5)	302.8	(248.7)	-50.1%	23.4%
SG&A deprec. & amort.	(52.9)		10.7	(15.9)	(54.2)	(112.4)	112.4%	30.1%
SG&A total	(551.6)	(10.0)	82.4	(130.4)	248.5	(361.0)	-34.5%	24.0%
Other operating income/(expenses)	6.4	7.8	2.8	1.0	(30.5)	(12.4)	nm	16.1%
Normalized EBIT	930.0	24.1	(99.6)	62.6	(687.8)	229.2	-75.4%	7.0%
% Normalized EBIT margin	38.2%					17.8%	-2040 bps	-220 bps
Normalized EBITDA	1,101.8	24.1	(134.1)	154.5	(573.8)	572.5	-48.0%	14.5%
% Normalized EBITDA margin	45.3%					44.4%	-90 bps	20 bps

LAS			Currency	Organic	Hyperinflation		% As	%
R$ million	YTD17	Scope	Translation	Growth	Argentina	YTD18	Reported	Organic
Volume ('000 hl)	23,630.1	12.5		462.8	-	24,105.3	2.0%	2.0%

Net revenue	7,284.8	35.9	(844.0)	1,535.9	(1,242.5)	6,770.2	-7.1%	21.3%
Net revenue/hl (R$)	308.3	1.3	(35.0)	57.8	(51.5)	280.9	-8.9%	18.7%
COGS	(2,880.8)	(22.9)	243.2	(477.5)	336.7	(2,801.3)	-2.8%	16.7%
COGS/hl (R$)	(121.9)	(0.9)	10.1	(17.5)	14.0	(116.2)	-4.7%	14.2%
COGS excl. deprec. & amort.	(2,563.6)	(22.9)	200.2	(351.7)	396.4	(2,341.6)	-8.7%	13.8%
COGS/hl excl. deprec. & amort. (R$)	(108.5)	(0.9)	8.3	(12.5)	16.4	(97.1)	-10.5%	11.4%
Gross profit	4,404.0	13.0	(600.8)	1,058.4	(905.8)	3,968.9	-9.9%	24.4%
% Gross margin	60.5%					58.6%	-190 bps	150 bps
SG&A excl. deprec. & amort.	(1,624.1)	(33.1)	212.3	(390.7)	302.8	(1,532.8)	-5.6%	24.3%
SG&A deprec. & amort.	(175.9)		28.3	(38.7)	(54.2)	(240.5)	36.7%	22.0%
SG&A total	(1,800.0)	(33.1)	240.6	(429.3)	248.5	(1,773.4)	-1.5%	24.0%
Other operating income/(expenses)	14.7		7.6	(41.1)	(30.5)	(49.3)	nm	nm
Normalized EBIT	2,618.7	(20.1)	(352.6)	587.9	(687.8)	2,146.3	-18.0%	23.0%
% Normalized EBIT margin	35.9%					31.7%	-420 bps	50 bps
Normalized EBITDA	3,111.8	(20.1)	(423.8)	752.4	(573.8)	2,846.5	-8.5%	24.6%
% Normalized EBITDA margin	42.7%					42.0%	-70 bps	110 bps

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 16

CANADA

Canada delivered EBITDA of R$ 652.3 million (-7.0%) in 3Q18, with EBITDA margin of 32.0% (-250bps).

Top line was up 0.4%, as volume decline (-0.6%), which was mostly driven by a slowdown in the beer industry, was offset by NR/hl growth of 1.0%. Cash COGS and cash COGS/hl grew by 4.3% and 5.0%, respectively, mainly due to higher commodity prices, especially aluminum. Cash SG&A rose 4.9%, as a result of phasing of sales & marketing expenditures, which presented a higher concentration during this quarter, coupled with higher distribution costs related to inventory rebalancing activities across the country.

In 9M18, net revenue in Canada was down 0.5%, with volume decline of 1.4%. EBITDA decreased by 9.6%, with EBITDA margin compression of 310bps to 30.4%.

Canada			Currency	Organic		% As	%
R$ million	3Q17	Scope	Translation	Growth	3Q18	Reported	Organic
Volume ('000 hl)	2,864.2			(17.3)	2,846.9	-0.6%	-0.6%

Net revenue	1,731.2		302.6	7.0	2,040.8	17.9%	0.4%
Net revenue/hl (R$)	604.4		106.3	6.1	716.8	18.6%	1.0%
COGS	(610.5)		(105.0)	13.6	(701.9)	15.0%	-2.2%
COGS/hl (R$)	(213.2)		(36.9)	3.5	(246.5)	15.7%	-1.6%
COGS excl. deprec. & amort.	(564.3)		(102.2)	(24.4)	(691.0)	22.4%	4.3%
COGS/hl excl. deprec. & amort. (R$)	(197.0)		(35.9)	(9.8)	(242.7)	23.2%	5.0%
Gross profit	1,120.6		197.6	20.7	1,338.9	19.5%	1.8%
% Gross margin	64.7%				65.6%	90 bps	100 bps
SG&A excl. deprec. & amort.	(569.8)		(105.6)	(27.9)	(703.3)	23.4%	4.9%
SG&A deprec. & amort.	(33.7)		(6.6)	(9.0)	(49.3)	46.1%	26.6%
SG&A total	(603.5)		(112.2)	(36.8)	(752.6)	24.7%	6.1%
Other operating income/(expenses)	1.8		0.5	3.6	5.8	nm	nm
Normalized EBIT	518.9		85.8	(12.6)	592.1	14.1%	-2.4%
% Normalized EBIT margin	30.0%				29.0%	-100 bps	-90 bps
Normalized EBITDA	598.8		95.2	(41.7)	652.3	8.9%	-7.0%
% Normalized EBITDA margin	34.6%				32.0%	-260 bps	-250 bps

Canada			Currency	Organic		% As	%
R$ million	YTD17	Scope	Translation	Growth	YTD18	Reported	Organic
Volume ('000 hl)	7,779.8			(107.6)	7,672.3	-1.4%	-1.4%

Net revenue	4,585.5		616.1	(21.5)	5,180.1	13.0%	-0.5%
Net revenue/hl (R$)	589.4		80.3	5.5	675.2	14.5%	0.9%
COGS	(1,501.0)		(217.7)	(112.0)	(1,830.7)	22.0%	7.5%
COGS/hl (R$)	(192.9)		(28.4)	(17.3)	(238.6)	23.7%	9.0%
COGS excl. deprec. & amort.	(1,387.3)		(207.2)	(147.7)	(1,742.2)	25.6%	10.6%
COGS/hl excl. deprec. & amort. (R$)	(178.3)		(27.0)	(21.7)	(227.1)	27.3%	12.2%
Gross profit	3,084.5		398.4	(133.5)	3,349.4	8.6%	-4.3%
% Gross margin	67.3%				64.7%	-260 bps	-260 bps
SG&A excl. deprec. & amort.	(1,665.3)		(220.7)	30.6	(1,855.3)	11.4%	-1.8%
SG&A deprec. & amort.	(50.1)		(10.4)	(27.2)	(87.8)	75.0%	54.2%
SG&A total	(1,715.4)		(231.1)	3.4	(1,943.1)	13.3%	-0.2%
Other operating income/(expenses)	4.2		(0.7)	(9.2)	(5.7)	nm	nm
Normalized EBIT	1,373.3		166.6	(139.3)	1,400.5	2.0%	-10.1%
% Normalized EBIT margin	29.9%				27.0%	-290 bps	-290 bps
Normalized EBITDA	1,537.1		187.5	(147.8)	1,576.9	2.6%	-9.6%
% Normalized EBITDA margin	33.5%				30.4%	-310 bps	-310 bps

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 17

OTHER OPERATING INCOME/EXPENSES

Other operating income totaled R$ 198.3 million in 3Q18 (-14.4%, organically), mainly explained by:

•         Lower Government Grants due to negative geographic mix; and

•         Losses on disposal of property, plant and equipment and intangible assets, as the retroactive  application of Hyperinflation Accounting in Argentina to January 1, 2018, detailed on page 21, resulted in the restatement of fixed assets values and, as a consequence, in higher losses on disposal.

Other operating income/(expenses)
R$ million	3Q17	3Q18	YTD17	YTD18

Government grants/NPV of long term fiscal incentives	219.3	213.2	646.8	622.1
(Additions to)/reversals of provisions	(20.2)	(17.3)	(47.9)	(33.0)
(Losses)/gains on disposal of property, plant and equipment and intangible assets	44.0	(41.6)	46.7	(62.5)
Net other operating income/(expenses)	10.4	43.9	121.3	170.8

Other operating income/(expenses)	253.6	198.3	767.0	697.4

EXCEPTIONAL ITEMS

During the third quarter we recorded an expense of R$ 12.8 million in exceptional items (as compared to an expense of R$ 20.5 million in 3Q17).

Exceptional items
R$ million	3Q17	3Q18	YTD17	YTD18

Result from exchange transaction of shareholdings		(22.1)		28.7
Restructuring	(21.3)	11.3	(81.0)	(84.6)
Disposal of subsidiary		2.2		77.0
Argentina's hyperinflation effect		(4.2)		(4.2)
Other exceptional items	0.8		(0.3)

Exceptional items	(20.5)	(12.8)	(81.3)	16.9

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 18

NET FINANCE RESULTS

Net finance results totaled an expense of R$ 611.1 million (-9.5%), explained by:

•         Interest income of R$ 105.0 million, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars;

•         Interest expenses of R$ 292.8 million, that include interest expenses incurred in connection with the Brazilian Tax Regularization Program – PERT, as well as a non-cash accrual of approximately R$ 60.0 million related to the put option associated with our investment in the Dominican Republic;

•         R$ 181.3 million of losses on derivative instruments, which were up year over year, explained by (i) a hard comparable in 3Q17, when we incurred gains related to equity swaps, and (ii) the increase of FX hedges carry costs linked to our COGS exposure in Argentina;

•         Losses on non-derivative instruments of R$ 215.4 million, mainly related to non-cash expenses due to foreign exchange variation on intercompany loans, as a result of the Brazilian reais and Argentinean pesos depreciation;

•         R$ 38.7 million  of taxes on financial transactions;

•         R$ 103.2 million of other financial expenses, mostly driven by interest on contingencies; and

•         R$ 115.4 million of financial incomes, related to non-cash incomes resulting from the adoption of Hyperinflation Accounting in Argentina, as detailed on page 21.

Net finance results
R$ million	3Q17	3Q18	YTD17	YTD18

Interest income	107.4	105.0	333.8	301.9
Interest expenses	(361.9)	(292.8)	(1,153.8)	(935.5)
Gains/(losses) on derivative instruments	(33.1)	(181.3)	(421.1)	(595.4)
Gains/(losses) on non-derivative instruments	(51.1)	(215.4)	(230.8)	(511.6)
Taxes on financial transactions	(43.2)	(38.7)	(114.8)	(234.6)
Other financial income/(expenses), net	(151.9)	(103.2)	(518.7)	(344.6)

Exceptional financial expenses	(141.0)		(141.0)
Hyperinflation Argentina		115.4		115.4

Net finance results	(674.9)	(611.1)	(2,246.3)	(2,204.4)

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 19

DEBT BREAKDOWN

As of September 30, 2018 we held a net cash position of R$ 7,234.3 million (down from R$ 7,811.6 million as of December 31, 2017). Consolidated debt corresponded to R$ 4,980.8 million whereas cash and cash equivalents less bank overdrafts totaled R$ 12,202.0 million, up from R$ 10,352.7 million as of December 31, 2017.

Debt breakdown	December 31, 2017			September 30, 2018
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	351.4	733.5	1,084.9	284.5	563.4	847.9
Foreign Currency	969.7	498.4	1,468.1	3,451.1	681.8	4,132.8
Consolidated Debt	1,321.1	1,231.9	2,553.1	3,735.6	1,245.2	4,980.8

Cash and Cash Equivalents less Bank Overdrafts			10,352.7			12,202.0
Current Investment Securities			11.9			13.0

Net debt/(cash)			(7,811.6)			(7,234.3)

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 20

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The weighted nominal tax rate for the quarter was 27.9%, compared to 27.1% in 3Q17.

In 3Q17 the effective tax rate was impacted by one exceptional item related to the Brazilian Federal Tax Regularization Program. Excluding this item, the normalized effective tax rate of 3Q18 was in line with 3Q17.

In 9M18 the normalized effective tax rate was 7.7% versus 4.8% in 9M17, mainly driven by a different phasing in the recognition of the Interest on Shareholders’ Equity benefit.

The table below demonstrates the reconciliation for income tax and social contribution provision.

Income tax and social contribution
R$ million	3Q17	3Q18	YTD17	YTD18

Profit before tax	2,934.3	2,754.4	7,907.9	8,575.6

Adjustment on taxable basis
Non-taxable net financial and other income	(74.6)	(241.4)	(242.6)	(294.9)
Goverment grants (VAT)	(417.2)	(436.9)	(1,266.7)	(1,288.7)
Share of results of joint ventures	4.5	3.3	(1.8)	0.1
Expenses not deductible	161.8	75.4	192.3	175.1
Foreign profits taxed in Brazil	120.4	(132.9)	(134.5)	(447.3)
	2,729.2	2,021.9	6,454.6	6,719.9
Aggregated weighted nominal tax rate	27.1%	27.9%	27.8%	29.1%
Taxes – nominal rate	(739.0)	(565.1)	(1,793.3)	(1,958.6)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	995.7	538.1	1,649.0	1,263.3
Tax benefit - amortization on tax books	46.3	17.9	128.9	54.5
Exceptional item - Brazilian Federal Tax Regularization Program	(2,974.1)		(2,974.1)
Argentina's hyperinflation effect		(87.6)		(87.6)
Other tax adjustments	(126.7)	234.3	(367.4)	66.7

Income tax and social contribution expense	(2,797.8)	137.7	(3,356.8)	(661.7)
Effective tax rate	95.3%	-5.0%	42.4%	7.7%
Normalized effective tax rate	-6.0%	-5.0%	4.8%	7.7%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2018.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,727,217,492	61.9%
FAHZ	1,608,916,101	10.2%
Market	4,384,042,806	27.9%
Outstanding	15,720,176,399	100.0%
Treasury	1,970,912
TOTAL	15,722,147,311
Free float B3	3,129,955,130	19.9%
Free float NYSE	1,254,087,676	8.0%

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 21

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we are reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS rules (IAS 29) require to report the results of our operations in hyperinflationary economies, as if these economies were highly inflationary as of January 1, 2018, and to restate the year to date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. September 30, 2018 closing rate for 9M18 results).

We are presenting the impact of adopting hyperinflation accounting separately in each of the applicable sections of this press release, in a column named “Hyperinflation Argentina”.

In 3Q18 and 9M18 we are reporting negative impacts of R$ 1,242.5 million on our revenue and of R$ 573.8 million on our normalized EBITDA due to Hyperinflation Accounting. The 3Q18 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the 9M18 results against a dedicated line in the finance results, and (ii) the difference between the translation of the 9M18 results at the closing exchange rate of September 30, 2018 and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

Furthermore, IAS 29 requires adjusting for cumulative inflation the non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies. The resulting effect from the adjustment until December 31, 2017 must be reported in Equity and, from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

During 3Q18 and 9M18, the transition to Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$ 115.4 million adjustment reported in the finance results, (ii) a negative impact on the Profit of R$ 273.4 million, (iii) a negative impact on the Normalized Profit of R$ 275.7 million,  and (iv) a negative impact on EPS, as well as on Normalized EPS, of R$ 0.02.

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 22

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA
R$ million	3Q17	3Q18	YTD17	YTD18

Profit - Ambev holders	0.2	2,831.2	4,212.5	7,664.3
Non-controlling interest	136.3	60.9	338.6	249.6
Income tax expense	2,797.8	(137.7)	3,356.8	661.7
Profit before taxes	2,934.3	2,754.4	7,908.0	8,575.6
Share of results of joint ventures	4.5	3.3	(1.8)	0.1
Net finance results	674.9	611.1	2,246.3	2,204.4
Exceptional items	20.5	12.8	81.3	(16.9)
Normalized EBIT	3,634.3	3,381.6	10,233.8	10,763.3
Depreciation & amortization - total	917.7	1,069.2	2,617.6	2,860.2
Normalized EBITDA	4,552.0	4,450.8	12,851.5	13,623.5

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 23

Q3 2018 EARNINGS CONFERENCE CALL

Speakers:	Bernardo Paiva
Chief Executive Officer

Fernando Tennenbaum
Chief Financial and Investor Relations Officer

Language:	English

Date:	October 25, 2018 (Thursday)

Time:	12:00 (Brasília time)
11:00 (EST)

Phone number:	US participants	+1 (844) 839-2182
	International participants	+1 (412) 317-2503

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: https://webcastlite.mziq.com/cover.html?webcastId=764aa12f-3c8f-4080-85ef-780d09ed5eb1

A slide presentation will be available for downloading in our website (ri.ambev.com.br), as well as at the webcast platform through the link above.

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10124540 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Nicole Brink +55 (11) 2122-1415 nicole.brink@ambev.com.br	Elisa Lima +55 (11) 2122-1414 elisa.lima@ambev.com.br

ri.ambev.com.br

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 24

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. As detailed on page 21, the impact of adopting Hyperinflation Accounting in Argentina effective as of January 1, 2018 is presented separately in each of the applicable sections of this press release. Organic growth and normalized numbers continue to be presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates, without any impact resulting from Hyperinflation Accounting.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2017 (3Q17). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 25

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	3Q17	3Q18%		3Q17	3Q18%		3Q17	3Q18%		3Q17	3Q18%		3Q17	3Q18%		3Q17	3Q18%		3Q17	3Q18%
Volume (000 hl)	18,485.8	17,912.0	-3.1%	6,181.8	5,940.7	-3.9%	24,667.6	23,852.7	-3.3%	3,091.0	3,350.9	10.3%	7,810.7	7,444.0	-5.0%	2,864.2	2,846.9	-0.6%	38,433.5	37,494.5	-2.4%

R$ million
Net revenue	5,188.0	5,256.8	1.3%	845.1	904.0	7.0%	6,033.1	6,160.8	2.1%	1,163.2	1,572.1	16.5%	2,434.8	1,290.1	13.9%	1,731.2	2,040.8	0.4%	11,362.3	11,063.7	5.8%
% of total	45.7%	47.5%		7.4%	8.2%		53.1%	55.7%		10.2%	14.2%		21.4%	11.7%		15.2%	18.4%		100.0%	100.0%
COGS	(1,913.5)	(1,916.4)	0.2%	(483.2)	(346.2)	-28.4%	(2,396.7)	(2,262.6)	-2.4%	(515.2)	(718.7)	21.3%	(959.7)	(687.5)	14.6%	(610.5)	(701.9)	-2.2%	(4,482.1)	(4,370.7)	2.2%
% of total	42.7%	43.8%		10.8%	7.9%		53.5%	51.8%		11.5%	16.4%		21.4%	15.7%		13.6%	16.1%		100.0%	100.0%
Gross profit	3,274.5	3,340.4	2.0%	361.9	557.8	54.1%	3,636.4	3,898.1	7.2%	648.0	853.4	12.7%	1,475.1	602.6	13.4%	1,120.6	1,338.9	1.8%	6,880.2	6,693.0	8.1%
% of total	47.6%	49.9%		5.3%	8.3%		52.9%	58.2%		9.4%	12.8%		21.4%	9.0%		16.3%	20.0%		100.0%	100.0%
SG&A	(1,767.1)	(1,737.9)	-1.7%	(269.2)	(265.8)	-1.2%	(2,036.3)	(2,003.7)	-1.6%	(308.1)	(392.5)	7.7%	(551.6)	(361.0)	24.0%	(603.5)	(752.6)	6.1%	(3,499.5)	(3,509.7)	4.5%
% of total	50.5%	49.5%		7.7%	7.6%		58.2%	57.1%		8.8%	11.2%		15.8%	10.3%		17.2%	21.4%		100.0%	100.0%
Other operating income/(expenses)	162.6	111.1	-31.7%	51.0	90.6	77.7%	213.6	201.6	-5.6%	31.8	3.3	-91.8%	6.4	(12.4)	16.1%	1.8	5.8	nm	253.6	198.3	-14.4%
% of total	64.1%	56.0%		20.1%	45.7%		84.2%	101.7%		12.6%	1.6%		2.5%	-6.3%		0.7%	2.9%		100.0%	100.0%
Normalized EBIT	1,670.1	1,713.6	2.6%	143.7	382.5	166.2%	1,813.8	2,096.1	15.6%	371.7	464.2	7.8%	930.0	229.2	7.0%	518.9	592.1	-2.4%	3,634.3	3,381.6	10.0%
% of total	46.0%	50.7%		4.0%	11.3%		49.9%	62.0%		10.2%	13.7%		25.6%	6.8%		14.3%	17.5%		100.0%	100.0%
Normalized EBITDA	2,187.4	2,193.0	0.3%	189.9	448.2	136.0%	2,377.3	2,641.2	11.1%	474.2	584.7	5.8%	1,101.8	572.5	14.5%	598.8	652.3	-7.0%	4,552.0	4,450.8	9.0%
% of total	48.1%	49.3%		4.2%	10.1%		52.2%	59.3%		10.4%	13.1%		24.2%	12.9%		13.2%	14.7%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.9%	-36.5%		-57.2%	-38.3%		-39.7%	-36.7%		-44.3%	-45.7%		-39.4%	-53.3%		-35.3%	-34.4%		-39.4%	-39.5%
Gross profit	63.1%	63.5%		42.8%	61.7%		60.3%	63.3%		55.7%	54.3%		60.6%	46.7%		64.7%	65.6%		60.6%	60.5%
SG&A	-34.1%	-33.1%		-31.9%	-29.4%		-33.8%	-32.5%		-26.5%	-25.0%		-22.7%	-28.0%		-34.9%	-36.9%		-30.8%	-31.7%
Other operating income/(expenses)	3.1%	2.1%		6.0%	10.0%		3.5%	3.3%		2.7%	0.2%		0.3%	-1.0%		0.1%	0.3%		2.2%	1.8%
Normalized EBIT	32.2%	32.6%		17.0%	42.3%		30.1%	34.0%		32.0%	29.5%		38.2%	17.8%		30.0%	29.0%		32.0%	30.6%
Normalized EBITDA	42.2%	41.7%		22.5%	49.6%		39.4%	42.9%		40.8%	37.2%		45.3%	44.4%		34.6%	32.0%		40.1%	40.2%

Per hectoliter - (R$/hl)
Net revenue	280.6	293.5	4.6%	136.7	152.2	11.3%	244.6	258.3	5.6%	376.3	469.2	5.7%	311.7	173.3	19.5%	604.4	716.8	1.0%	295.6	295.1	8.3%
COGS	(103.5)	(107.0)	3.4%	(78.2)	(58.3)	-25.4%	(97.2)	(94.9)	-2.4%	(166.7)	(214.5)	10.0%	(122.9)	(92.4)	20.6%	(213.2)	(246.5)	-1.6%	(116.6)	(116.6)	4.7%
Gross profit	177.1	186.5	5.3%	58.5	93.9	60.4%	147.4	163.4	10.9%	209.6	254.7	2.2%	188.9	81.0	18.7%	391.3	470.3	2.5%	179.0	178.5	10.7%
SG&A	(95.6)	(97.0)	1.5%	(43.5)	(44.7)	2.8%	(82.5)	(84.0)	1.8%	(99.7)	(117.1)	-2.3%	(70.6)	(48.5)	30.3%	(210.7)	(264.3)	6.7%	(91.1)	(93.6)	7.1%
Other operating income/(expenses)	8.8	6.2	-29.5%	8.2	15.2	84.9%	8.7	8.5	-2.4%	10.3	1.0	-95.8%	0.8	(1.7)	29.0%	0.6	2.0	nm	6.6	5.3	-12.4%
Normalized EBIT	90.3	95.7	5.9%	23.2	64.4	177.0%	73.5	87.9	19.5%	120.2	138.5	-2.2%	119.1	30.8	12.1%	181.2	208.0	-1.8%	94.6	90.2	12.5%
Normalized EBITDA	118.3	122.4	3.5%	30.7	75.5	145.6%	96.4	110.7	14.9%	153.4	174.5	-4.0%	141.1	76.9	19.7%	209.1	229.1	-6.4%	118.4	118.7	11.5%

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 26

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD17	YTD18%		YTD17	YTD18%		YTD17	YTD18%		YTD17	YTD18%		YTD17	YTD18%		YTD17	YTD18%		YTD17	YTD18%
Volume (000 hl)	56,465.2	54,520.5	-3.4%	18,675.9	17,137.3	-8.2%	75,141.1	71,657.7	-4.6%	8,847.9	9,525.7	8.5%	23,630.1	24,105.3	2.0%	7,779.8	7,672.3	-1.4%	115,398.9	112,961.1	-2.1%

R$ million
Net revenue	15,104.8	15,537.0	2.9%	2,547.5	2,626.9	3.1%	17,652.3	18,163.9	2.9%	3,349.4	4,099.3	13.9%	7,284.8	6,770.2	21.3%	4,585.5	5,180.1	-0.5%	32,872.1	34,213.5	7.6%
% of total	46.0%	45.4%		7.7%	7.7%		53.7%	53.1%		10.2%	12.0%		22.2%	19.8%		13.9%	15.1%		100.0%	100.0%
COGS	(5,748.7)	(5,604.7)	-2.5%	(1,454.4)	(1,202.9)	-17.3%	(7,203.1)	(6,807.6)	-5.5%	(1,468.5)	(1,779.1)	12.7%	(2,880.8)	(2,801.3)	16.7%	(1,501.0)	(1,830.7)	7.5%	(13,053.5)	(13,218.7)	2.9%
% of total	44.0%	42.4%		11.1%	9.1%		55.2%	51.5%		11.3%	13.5%		22.1%	21.2%		11.5%	13.8%		100.0%	100.0%
Gross profit	9,356.1	9,932.3	6.2%	1,093.1	1,424.0	30.3%	10,449.2	11,356.3	8.7%	1,880.8	2,320.3	14.8%	4,404.0	3,968.9	24.4%	3,084.5	3,349.4	-4.3%	19,818.6	20,994.8	10.7%
% of total	47.2%	47.3%		5.5%	6.8%		52.7%	54.1%		9.5%	11.1%		22.2%	18.9%		15.6%	16.0%		100.0%	100.0%
SG&A	(5,139.0)	(5,329.6)	3.7%	(773.3)	(799.8)	3.4%	(5,912.3)	(6,129.4)	3.7%	(924.1)	(1,083.1)	8.4%	(1,800.0)	(1,773.4)	24.0%	(1,715.4)	(1,943.1)	-0.2%	(10,351.8)	(10,928.9)	7.0%
% of total	49.6%	48.8%		7.5%	7.3%		57.1%	56.1%		8.9%	9.9%		17.4%	16.2%		16.6%	17.8%		100.0%	100.0%
Other operating income/(expenses)	563.7	524.2	-7.0%	151.2	209.6	38.6%	714.9	733.8	2.6%	33.2	18.6	-46.7%	14.7	(49.3)	nm	4.2	(5.7)	nm	767.0	697.4	-6.1%
% of total	73.5%	75.2%		19.7%	30.1%		93.2%	105.2%		4.3%	2.7%		1.9%	-7.1%		0.5%	-0.8%		100.0%	100.0%
Normalized EBIT	4,780.8	5,126.9	7.2%	471.1	833.8	77.0%	5,251.9	5,960.7	13.5%	989.9	1,255.8	18.8%	2,618.7	2,146.3	23.0%	1,373.3	1,400.5	-10.1%	10,233.8	10,763.3	13.2%
% of total	46.7%	47.6%		4.6%	7.7%		51.3%	55.4%		9.7%	11.7%		25.6%	19.9%		13.4%	13.0%		100.0%	100.0%
Normalized EBITDA	6,257.9	6,585.4	5.2%	661.7	1,037.0	56.7%	6,919.5	7,622.4	10.2%	1,283.0	1,577.7	14.8%	3,111.8	2,846.5	24.6%	1,537.1	1,576.9	-9.6%	12,851.5	13,623.5	11.7%
% of total	48.7%	48.3%		5.1%	7.6%		53.8%	56.0%		10.0%	11.6%		24.2%	20.9%		12.0%	11.6%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-38.1%	-36.1%		-57.1%	-45.8%		-40.8%	-37.5%		-43.8%	-43.4%		-39.5%	-41.4%		-32.7%	-35.3%		-39.7%	-38.6%
Gross profit	61.9%	63.9%		42.9%	54.2%		59.2%	62.5%		56.2%	56.6%		60.5%	58.6%		67.3%	64.7%		60.3%	61.4%
SG&A	-34.0%	-34.3%		-30.4%	-30.4%		-33.5%	-33.7%		-27.6%	-26.4%		-24.7%	-26.2%		-37.4%	-37.5%		-31.5%	-31.9%
Other operating income/(expenses)	3.7%	3.4%		5.9%	8.0%		4.0%	4.0%		1.0%	0.5%		0.2%	-0.7%		0.1%	-0.1%		2.3%	2.0%
Normalized EBIT	31.7%	33.0%		18.5%	31.7%		29.8%	32.8%		29.6%	30.6%		35.9%	31.7%		29.9%	27.0%		31.1%	31.5%
Normalized EBITDA	41.4%	42.4%		26.0%	39.5%		39.2%	42.0%		38.3%	38.5%		42.7%	42.0%		33.5%	30.4%		39.1%	39.8%

Per hectoliter - (R$/hl)
Net revenue	267.5	285.0	6.5%	136.4	153.3	12.4%	234.9	253.5	7.9%	378.6	430.3	5.0%	308.3	280.9	18.8%	589.4	675.2	0.9%	284.9	302.9	9.8%
COGS	(101.8)	(102.8)	1.0%	(77.9)	(70.2)	-9.9%	(95.9)	(95.0)	-0.9%	(166.0)	(186.8)	3.9%	(121.9)	(116.2)	14.4%	(192.9)	(238.6)	9.0%	(113.1)	(117.0)	5.1%
Gross profit	165.7	182.2	9.9%	58.5	83.1	42.0%	139.1	158.5	14.0%	212.6	243.6	5.8%	186.4	164.6	21.6%	396.5	436.6	-3.0%	171.7	185.9	13.0%
SG&A	(91.0)	(97.8)	7.4%	(41.4)	(46.7)	12.7%	(78.7)	(85.5)	8.7%	(104.4)	(113.7)	-0.1%	(76.2)	(73.6)	21.5%	(220.5)	(253.3)	1.2%	(89.7)	(96.7)	9.2%
Other operating income/(expenses)	10.0	9.6	-3.7%	8.1	12.2	51.0%	9.5	10.2	7.6%	3.8	2.0	-51.7%	0.6	(2.0)	nm	0.5	(0.7)	nm	6.6	6.2	-4.2%
Normalized EBIT	84.7	94.0	11.1%	25.2	48.7	92.9%	69.9	83.2	19.0%	111.9	131.8	9.4%	110.8	89.0	19.9%	176.5	182.5	-8.9%	88.7	95.3	15.4%
Normalized EBITDA	110.8	120.8	9.0%	35.4	60.5	70.8%	92.1	106.4	15.5%	145.0	165.6	5.8%	131.7	118.1	21.7%	197.6	205.5	-8.3%	111.4	120.6	14.0%

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 27

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2017	September 30, 2018

Assets
Current assets
Cash and cash equivalents	10,354.5	12,227.7
Investment securities	11.9	13.0
Derivative financial instruments	350.0	1,189.9
Trade receivables	4,944.8	4,285.6
Inventories	4,319.0	5,349.1
Income tax and social contributions receivable	2,770.4	1,184.5
Other taxes receivable	600.2	1,030.6
Other assets	1,367.3	919.7
	24,718.1	26,200.0

Non-current assets
Investment securities	122.0	164.2
Derivative financial instruments	35.2	89.2
Income tax and social contributions receivable	2,312.7	3,052.3
Deferred tax assets	2,279.3	3,687.7
Other taxes receivable	225.0	269.9
Other assets	1,964.4	1,697.8
Employee benefits	58.4	62.1
Investments in joint ventures	238.0	264.2
Property, plant and equipment	18,822.3	19,673.0
Intangible	4,674.7	5,752.6
Goodwill	31,401.9	34,778.2
	62,133.9	69,491.0

Total assets	86,852.0	95,691.0

Equity and liabilities
Current liabilities
Trade payables	11,853.9	12,036.7
Derivative financial instruments	215.1	621.6
Interest-bearing loans and borrowings	1,321.1	3,735.6
Bank overdrafts	1.8	25.7
Payroll and social security payables	1,047.2	1,032.6
Dividends and interest on shareholder´s equity payable	1,778.6	942.0
Income tax and social contribution payable	1,668.4	1,542.4
Taxes and contributions payable	3,825.4	2,174.7
Put option granted on subsidiary and other liabilities	6,807.9	3,275.5
Provisions	169.0	173.2
	28,688.5	25,560.0

Non-current liabilities
Trade payables	175.1	130.8
Derivative financial instruments	2.4	1.4
Interest-bearing loans and borrowings	1,231.9	1,245.2
Deferred tax liabilities	2,329.2	2,581.4
Income tax and social contribution payable	2,418.0	2,113.2
Taxes and contributions payable	771.6	718.5
Put option granted on subsidiary and other liabilities	429.1	210.3
Provisions	512.6	532.8
Employee benefits	2,310.7	2,575.1
	10,180.7	10,108.7

Total liabilities	38,869.1	35,668.7

Equity
Issued capital	57,614.1	57,710.2
Reserves	63,361.1	63,397.0
Comprehensive income	(74,966.5)	(69,393.5)
Retained earnings		7,244.1
Equity attributable to equity holders of Ambev	46,008.8	58,957.7
Non-controlling interests	1,974.0	1,064.6
Total Equity	47,982.9	60,022.4

Total equity and liabilities	86,852.0	95,691.0

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 28

CONSOLIDATED INCOME STATEMENT
R$ million	3Q17	3Q18	YTD17	YTD18

Net revenue	11,362.3	11,063.7	32,872.1	34,213.5
Cost of goods sold	(4,482.1)	(4,370.7)	(13,053.5)	(13,218.7)
Gross profit	6,880.2	6,693.0	19,818.6	20,994.8

Distribution expenses	(1,526.1)	(1,575.7)	(4,504.8)	(4,791.0)
Sales and marketing expenses	(1,445.0)	(1,317.0)	(4,242.1)	(4,365.9)
Administrative expenses	(528.5)	(617.1)	(1,604.9)	(1,772.0)
Other operating income/(expenses)	253.6	198.3	767.0	697.4

Normalized EBIT	3,634.3	3,381.6	10,233.8	10,763.3

Exceptional items	(20.5)	(12.8)	(81.3)	16.9

Income from operations (EBIT)	3,613.8	3,368.8	10,152.5	10,780.2

Net finance results	(674.9)	(611.1)	(2,246.3)	(2,204.4)
Share of results of joint ventures	(4.5)	(3.3)	1.8	(0.1)

Profit before income tax	2,934.3	2,754.4	7,908.0	8,575.6

Income tax expense	(2,797.8)	137.7	(3,356.8)	(661.7)

Profit	136.5	2,892.1	4,551.2	7,913.9
Equity holders of Ambev	0.2	2,831.2	4,212.5	7,664.3
Non-controlling interest	136.3	60.9	338.6	249.6

Basic earnings per share (R$)	0.00	0.18	0.27	0.49
Diluted earnings per share (R$)	0.00	0.18	0.27	0.48

Normalized Profit	3,236.6	2,907.4	7,694.1	7,866.8

Normalized basic earnings per share (R$)	0.20	0.18	0.47	0.49
Normalized diluted earnings per share (R$)	0.20	0.18	0.46	0.48

Nº of basic shares outstanding (million of shares)	15,707.7	15,719.9	15,704.8	15,717.3
Nº of diluted shares outstanding (million if shares)	15,834.6	15,847.2	15,831.7	15,844.5

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

Third Quarter 2018 Results October 25, 2018 Page | 29

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	3Q17	3Q18	YTD17	YTD18

Profit	136.5	2,892.1	4,551.2	7,913.9
Depreciation, amortization and impairment	917.7	1,069.0	2,617.6	2,861.3
Impairment losses on receivables and inventories	50.7	31.1	121.5	105.1
Additions/(reversals) in provisions and employee benefits	91.9	60.1	165.2	131.4
Net finance cost	674.9	611.1	2,246.3	2,204.4
Loss/(gain) on sale of property, plant and equipment and intangible assets	(2.7)	41.6	(5.4)	62.5
Loss/(gain) on sale of operations in associates	(41.4)		(41.4)
Equity-settled share-based payment expense	40.8	38.2	127.2	118.4
Income tax expense	2,797.8	(137.7)	3,356.8	661.7
Share of result of joint ventures	4.5	3.3	(1.8)	0.1
Other non-cash items included in the profit	82.3	(290.8)	269.4	(810.1)
Cash flow from operating activities before changes in working capital and provisions	4,753.1	4,317.9	13,406.7	13,248.7
(Increase)/decrease in trade and other receivables	(52.3)	625.8	1,008.6	425.4
(Increase)/decrease in inventories	201.4	(400.1)	(84.4)	(990.0)
Increase/(decrease) in trade and other payables	339.0	186.3	(3,563.7)	(1,892.7)
Cash generated from operations	5,241.1	4,729.8	10,767.2	10,791.4
Interest paid	(156.2)	(45.1)	(407.1)	(420.4)
Interest received	78.1	269.9	214.2	515.4
Dividends received	1.2	0.5	5.2	1.1
Income tax and social contributions paid	(600.4)	302.2	(1,606.4)	(1,762.5)
Cash flow from operating activities	4,563.9	5,257.3	8,973.1	9,125.0

Proceeds from sale of property, plant, equipment and intangible assets	7.2	5.1	33.0	40.2
Acquisition of property, plant, equipment and intangible assets	(727.6)	(940.4)	(2,038.2)	(2,218.2)
Acquisition of subsidiaries, net of cash acquired	(0.9)	(39.2)	(332.3)	(142.0)
Acquisition of other investments				(5.0)
(Investments)/net proceeds of debt securities	(10.3)	(12.9)	280.8	(17.4)
Net proceeds/(acquisition) of other assets	84.3	(9.1)	85.8	(38.4)
Cash flow used in investing activities	(647.4)	(996.6)	(1,970.8)	(2,380.7)

Capital increase				6.2
Proceeds/(repurchase) of shares	(12.0)	8.7	(44.7)	6.4
Acquisition of non-controlling interests		(0.0)		(3,060.5)
Proceeds from borrowings	194.4	1,629.7	2,788.7	5,093.0
Repayment of borrowings	(1,665.9)	(1,454.0)	(4,609.0)	(2,962.5)
Cash net finance costs other than interests	165.7	(277.7)	(552.4)	(580.9)
Payment of finance lease liabilities	(2.3)	(2.7)	(6.8)	(7.1)
Dividends and interest on shareholders’ equity paid	(2,649.8)	(2,538.5)	(3,864.8)	(3,684.8)
Cash flow used in financing activities	(3,969.9)	(2,634.6)	(6,289.0)	(5,190.4)

Net increase/(decrease) in Cash and cash equivalents	(53.3)	1,626.1	713.3	1,553.9
Cash and cash equivalents less bank overdrafts at beginning of period	8,730.3	10,618.7	7,876.8	10,352.7
Effect of exchange rate fluctuations	(336.2)	(42.8)	(249.4)	295.4
Cash and cash equivalents less bank overdrafts at end of period	8,340.7	12,202.0	8,340.7	12,202.0

AMBEV REPORTS 2018 THIRD QUARTER RESULTS UNDER IFRS

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer